UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fresenius Medical Care AG & Co. KGaA

(Exact name of registrant as specified in its charter)

Germany	001-32749	Not applicable
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Else-Kröner Strasse 1, Bad Homburg, Germany	D-61352
(Address of principal executive offices)	(Zip Code)

Josef Dinger, +49 6172 608 2522, Josef.Dinger@fmc-ag.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

Company Overview

Fresenius Medical Care AG & Co. KGaA (“Fresenius Medical Care,” “We,” “Our,” “the Company”) is the world’s largest kidney dialysis company. We provide dialysis care and related services to persons who suffer from end stage renal disease (“ESRD”) as well as other health care services. We develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries and also use in our internal health care service operations. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. We describe our other health care services as “Care Coordination.” Care Coordination currently includes coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. Based on publicly reported sales and number of patients treated, our health care operations in dialysis services and dialysis products make us the world’s largest kidney dialysis company.  Fresenius Medical Care AG & Co. KGaA was founded in 1996 and is headquartered in Bad Homburg, Germany.

Overview of Fresenius’s Conflict Minerals Program

We designed a program to enable the data collection and associated disclosures for compliance with the SEC’s Final Rule on Conflict Minerals (“Conflict Minerals Program,” “the Program”). The Program was designed to conform in all material respects to the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 2nd Edition and related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”). The OECD Guidance contains the following five-step framework:

1.              Establish strong company management systems

2.              Identify and assess risks in our supply chain

3.              Design and implement a strategy to respond to identified risks

4.              Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing

5.              Report on supply chain due diligence

Conflict Minerals Sourcing Policy

Our Conflict Minerals Sourcing Policy (“Policy”) governs the sourcing of raw materials, including those materials identified from areas of the world which have been identified as Covered Countries by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Conflict Minerals Final Rule adopted by the SEC pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act.  Fresenius also sources components, or other materials, that may potentially contain an identified Conflict Mineral. Our Policy is publically available at http://www.freseniusmedicalcare.com/fileadmin/data/de/pdf/About_us/Responsibility/Conflict_Minerals_Policy_Statement.pdf

Supply Chain Description

We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. Our strategically located production and distribution centers help to reduce transport costs. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing.

The Global Manufacturing and Quality (GMQ) division manages all of Fresenius Medical Care’s activities in purchasing raw materials and semi-finished goods used in manufacturing activities, production (including quality management), and distribution in North America. Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we carefully assess the reliability of all materials purchased to ensure that they comply with the rigorous quality and safety standards required for our dialysis products. We outsource only if we have confirmed that a supplier can meet or exceed our internal standards. An interactive information system connects all our global procurement activities to ensure standardized processes and constant monitoring of our projects. We focus on further optimizing procurement logistics and reducing total purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. However, as we are an Original Equipment Manufacturer that assembles and manufactures components and sub-components into finished products, we are largely removed from the processing facilities in our supply chain with regards to conflict minerals, and we must rely on the information provided by our suppliers through various due diligence processes.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Reasonable Country of Origin Inquiry Conclusion:

Fresenius Medical Care has determined in good faith that the Company was unable to definitively confirm/ascertain whether the conflict minerals necessary for the functionality or production of the relevant products manufactured or contracted to manufacture by the Company financed or benefitted armed groups in the Covered Countries during the applicable time period.

Description of Reasonable Country of Origin Inquiry

Our Reasonable Country of Origin Inquiry (“RCOI”) diligence was conducted in good faith through the collection of conflict minerals data from our direct suppliers regarding our relevant products. These products are identified in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD.  Our RCOI efforts followed a process that was developed internally at the Company, with the assistance of our third-party consultant, iPoint Inc., as well as after the review of industry peers, cross-industry efforts and best practices.

The process we implemented for RCOI conflict minerals data collection includes, but is not limited to, the following:

1.              Develop and distribute educational material and training to direct suppliers.

2.              Initiate survey campaign to collect conflict minerals data from direct suppliers utilizing the cross-industry Conflict Minerals Reporting Template , which was developed by the Electronics Industry Citizenship Coalition, as well as the iPoint Conflict Minerals Platform.

3.              Conflict minerals data received from direct suppliers was then compared to Country of Origin (“CoO”) information available to Fresenius Medical Care via our membership in the Conflict-Free Sourcing Initiative (“CFSI”).

4.              The results of the comparison between supplier provided information and the CFSI CoO information indicates that the minerals used in our products may originate in the following countries:

Gold

Argentina; Australia; Austria; Belgium; Bolivia; Brazil; Cambodia; Canada; Chile; China; Colombia; Côte D’Ivoire; Czech Republic; Djibouti; Ecuador; Egypt; Estonia; Ethiopia; France; Germany; Guyana; Hungary; India; Indonesia; Ireland; Israel; Japan; Kazakhstan; Laos; Luxembourg; Madagascar; Malaysia; Mongolia; Myanmar; Namibia; Netherlands; Nigeria; Peru; Portugal; Russia; Sierra Leone; Singapore; Slovakia; South Korea; Spain; Suriname; Switzerland; Taiwan; Thailand; United Kingdom; United States of America; Vietnam; Zimbabwe

Tantalum

Angola ;Argentina; Australia; Austria; Belgium; Bolivia; Brazil; Burundi; Cambodia; Canada; Central African Republic; Chile; China; Colombia; Côte D’Ivoire; Czech Republic; Djibouti; DRC, Ecuador; Egypt; Estonia; Ethiopia; France; Germany; Guyana; Hungary; India; Indonesia; Ireland; Israel; Japan; Kazakhstan; Kenya; Laos; Luxembourg; Madagascar; Malaysia; Mongolia; Mozambique; Myanmar; Namibia; Netherlands; Nigeria; Peru; Portugal; Republic of Congo; Russia; Rwanda ;Sierra Leone; Singapore; Slovakia; South Korea; Spain; Suriname; Switzerland; Taiwan; Thailand; South Africa;; South Sudan; Tanzania; Uganda; United Kingdom; United States of America; Vietnam; Zambia; Zimbabwe;

Tin

Angola; Argentina; Australia; Austria; Belgium; Bolivia; Brazil; Burundi; Cambodia; Canada; Central African Republic; Chile; China; Colombia; Côte D’Ivoire; Czech Republic; Djibouti; DRC; Ecuador; Egypt; Estonia; Ethiopia; France; Germany; Guyana; Hungary; India; Indonesia; Ireland; Israel; Japan; Kazakhstan; Kenya; Laos; Luxembourg; Madagascar; Malaysia; Mongolia; Mozambique; Myanmar; Namibia; Netherlands; Nigeria; Peru; Portugal; Republic of Congo; Russia; Rwanda; Sierra Leone; Singapore; Slovakia; South Africa; South Korea; South Sudan; Spain; Suriname; Switzerland; Taiwan; Tanzania; Thailand; Uganda; United Kingdom; United States of America; Vietnam; Zambia; Zimbabwe;

Tungsten

Angola; Argentina; Australia; Austria; Belgium; Bolivia; Brazil; Burundi; Cambodia; Canada; Central African Republic; Chile; China; Colombia Côte D’Ivoire; DRC Czech Republic; Djibouti; Ecuador; Egypt; Estonia; Ethiopia; France; Germany; Guyana; Hungary; India; Indonesia; Ireland; Israel; Japan; Kazakhstan; Laos; Luxembourg; Madagascar; Malaysia; Mongolia; Myanmar; Namibia; Netherlands; Nigeria; Peru; Portugal; Republic of Congo; Russia; Rwanda; Sierra Leone; Singapore; Slovakia; South Korea; South Sudan; Spain; Suriname; Switzerland; Taiwan; Tanzania; Thailand; United Kingdom; United States of America; Vietnam; Uganda; Zambia; Zimbabwe;

A copy of Fresenius Medical Care AG & Co. KGaA’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://www.freseniusmedicalcare.com/en/home/about-us/responsibility/.

Item 1.02 Exhibits

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership
limited by shares, represented by:		May 31, 2016
(Date)
FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/

Name:	Michael Brosnan
Title	Chief Financial Officer and
Member of the Management Board
of the General Partner

By:	/s/

Name:	Kent Wanzek
Title	Chief Executive Officer of Global Manufacturing and
Quality and
Member of the Management Board
of the General Partner